TALISMAN

E N E R G Y

TALISMAN ENERGY REPORTS $1.2 BILLION IN CASH FLOW
SOLID OPERATIONAL AND FINANCIAL RESULTS

CALGARY, Alberta, April 30, 2008 – Talisman Energy Inc. reported its operating and financial results for the first quarter of 2008.

- Cash flow[1] during the quarter was $1.2 billion, an increase of 23% from a year ago. Cash flow from continuing operations[1] was also $1.2 billion, up 24% from the same period a year ago and up 17% from the fourth quarter of 2007.
- Net income was $466 million, down 10% from a year earlier, mainly due to gains on asset sales in the prior year.
- Earnings from continuing operations[1] were $476 million, up 76% compared to the first quarter in 2007.
- Production averaged 419,000 boe/d, 11% below the first quarter of 2007, and 6% below the previous quarter, mainly due to the sale of non-core assets, which produced 36,000 boe/d in the first quarter of 2007. Production from continuing operations averaged 411,000 boe/d, 3% below the same quarter last year.
- Netbacks were up 35% from a year earlier, reaching a record $45.66/boe.
- Net debt[1] at quarter end was $4.2 billion, down from $4.3 billion at December 31, 2007.
- Subsequent to the end of the quarter, Talisman entered into agreements for the sale of non-strategic assets in Denmark and Lac La Biche.

"I am pleased by the strong financial results from our continuing operations," said John Manzoni, President & CEO. "We also had solid operational performance in the quarter. Production was in line with expectations and higher earnings and cash flow numbers reflect increased prices and netbacks, especially in the North Sea.

"Production was down from the fourth quarter due mainly to completion of the Brae non-core asset sale and planned shutdowns in the UK. We remain confident in our earlier projection of 3-8% growth from continuing operations in 2008. The second half of the year will benefit from startups of the Northern Fields (Southeast Asia) and Rev (Norway) development projects, as well as increased production from Tweedsmuir.

"Strong cash flow in the quarter allowed us to reduce debt, although exchange rate movements acted against us slightly.

"During the quarter, we continued to build our position in the Outer Foothills with the acquisition of RSX Energy, which will provide many drilling locations. In line with our intent to focus our portfolio further on our core areas, we recently entered into agreements for the sale of our assets in Denmark and Lac La Biche. Work on the strategy is going smoothly and, as previously indicated, we will be providing details in the third week of May."

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[1] The terms "cash flow", "cash flow from continuing operations", "net debt" and "earnings from continuing operations" are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

Financial Results

	Three Months Ended March 31	
	2008	2007
Cash flow ($ million)	**1,232**	1,004
Cash flow per share[2]	**1.21**	0.96
Net income ($ million)	**466**	520
Net income per share	**0.46**	0.49
Earnings from continuing operations ($ million)	**476**	270
Earnings from continuing operations[2] (per share)	**0.47**	0.26
Average shares outstanding (million)	**1,019**	1,051

Cash flow for the quarter was $1.2 billion, an increase of 23% from a year earlier. Substantial increases in world oil prices more than offset the stronger Canadian dollar and Talisman's lower production volumes. Cash flow per share increased 26%, reflecting the impact of share repurchases in 2007.

Cash flow from continuing operations was also $1.2 billion, up 24% from 2007.

Net income was $466 million, down from $520 million a year ago, due principally to a $277 million gain on asset sales in the prior year.

Earnings from continuing operations totalled $476 million, an increase from $270 million a year earlier and $137 million in the fourth quarter. The increase in earnings relative to last year is largely due to higher prices, lower DD&A and dry hole costs.

The average number of shares outstanding was down 3%, reflecting share repurchases in 2007. The Company did not buy back shares in the first quarter of 2008.

At March 31, Talisman's long-term debt was $4.4 billion ($4.2 billion net of cash), down from $4.9 billion ($4.3 billion net of cash) at December 31, 2007.

The Company spent $1,013 million on exploration and development during the quarter, down from the $1,125 million spent in the previous quarter and $1,297 million in the same quarter of the previous year. In March, the Company acquired 100% of the common shares of RSX Energy Inc. for $101 million.

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[2] The terms "cash flow per share" and "earnings from continuing operations per share" are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

Production

	Three Months Ended March 31	
	2008	2007
Oil and liquids (bbls/d)	**216,625**	251,893
Natural gas (mmcf/d)	**1,216**	1,309
Total (mboe/d)	**419**	470
Continuing operations (mboe/d)	**411**	425

Production for the quarter averaged 419,000 boe/d, 11% below the same quarter of 2007 and 6% below the previous quarter. The main reason for these lower volumes were non-core asset sales throughout 2007, including the sale of Talisman's interests in the Brae area of the UK North Sea, which closed at year end.

Production from continuing operations (excluding production from assets sold and held for sale) averaged 411,000 boe/d during the quarter, down 3% from both the previous quarter and a year ago. The major reason for lower production from continuing operations was maintenance shutdowns in the North Sea.

The Company still expects a production range of 435,000–460,000 boe/d for the year. This forecast now includes non-core asset sales of approximately 4,100 boe/d (Denmark, Lac La Biche), which will be completed in the first half of the year and were not contemplated at the time of the original production guidance.

Netbacks

$/boe	Three Months Ended March 31	
	2008	2007
Sales	**73.01**	55.52
Hedging gain (loss)	**(0.26)**	1.09
Royalty	**12.87**	9.74
Transportation	**1.14**	1.40
Operating expenses	**13.08**	11.70
Netback	**45.66**	33.77
Oil & liquids netback ($/bbl)	**58.76**	38.12
Natural gas netback ($/mcf)	**5.28**	4.79

Netbacks increased to a record $45.66/boe, up 35% or $11.89/boe from the first quarter of 2007. The main reason was a 68% increase in the benchmark WTI oil price, which averaged US$97.90/bbl in the quarter. A stronger Canadian dollar versus the US$ (up 18%) mitigated this somewhat. NYMEX and AECO natural gas prices were slightly higher than a year ago.

Talisman's average royalty rate was relatively unchanged at approximately 15% during the quarter.

Unit operating costs increased 12% compared to the previous year. UK unit operating costs were up 27% year over year primarily reflecting planned maintenance turnarounds (resulting in lower volumes and higher costs) and an unplanned shutdown due to weather. However, netbacks in the UK increased 67%, averaging $62.77/boe during the quarter.

North America

In North America, Talisman's production averaged 181,547 boe/d over the quarter, down 10% from the same period in 2007 and 2% from the previous quarter, largely due to non-core asset sales in 2007. Production from continuing operations was down 1% from the same period in 2007 primarily due to a non-operated plant outage and down 1% from the previous quarter, due mainly to the planned facility maintenance in the Alberta Foothills.

Talisman drilled 112 gross gas wells during the quarter, approximately 13% less than the number drilled in the same period last year. Of the gas wells drilled in the quarter, 76 were operated by Talisman.

Canada

New production records were set in Monkman, reaching 142 mmcf/d (net sales gas) by the end of March with production in the quarter averaging 120 mmcf/d, 4% above the first quarter of 2007. The previously announced Federal d-28-H/94-B-7 well came on production March 19, at a rate of 19 mmcf/d sales gas (50% working interest). The recently completed multizone Brazion a-26-E well came on production April 19 and is forecast to produce at a constrained rate of 24 mmcf/d sales gas (80% working interest).

The Company also saw production increases over the same period in 2007 in Bigstone/Wild River (9%) and Alberta Foothills (12%). In the Alberta Foothills, the Findley 11-25-57-06W6/02 well came on production on March 15 at 12 mmcf/d sales gas (100% working interest). The Cabin Creek 10-21-56-04W6 well (100% Talisman) was tested at 13.6 mmcf/d (gross raw gas) and is expected to come on production in the third quarter of 2008.

Talisman drilled five wells in the Outer Foothills in the quarter. With recent tie-ins, production from the Outer Foothills is expected to be approximately 35 mmcf/d sales gas (Talisman working interest) by mid-year.

In Greater Arch (Montney Core), the Pouce Coupe 7-7-78-10W6M horizontal well came on production March 13 producing an average of 3.6 mmcf/d sales gas (100% Talisman).

Talisman is encouraged by early Bakken development drilling results in the Viewfield area. Three gross horizontal wells have been drilled to date, two of which are on production at rates averaging 190 bbls/d per well (100% working interest).

Talisman's Midstream Operations transported and processed 612 mmcf/d in the quarter, 10% above the first quarter of 2007.

In March 2008, the Company acquired RSX Energy Inc., which has natural gas assets located in the Outer Foothills (Hinton area) and Peace River Arch areas of Northern Alberta.

In late April, Talisman entered into an agreement to sell its interest in its non-strategic Lac La Biche property in northeast Alberta. Production from the property in 2007 averaged 4,586 boe/d.

United States

In Wyoming, the Bear Canyon well reached total depth of 16,517 feet on March 28. The rig is being moved off the location due to wildlife considerations and will be brought back to test later in 2008. The next well in the program, in Utah, is expected to spud early in May.

United Kingdom

Production in the UK averaged 89,871 boe/d, down 25% from a year ago, primarily due to non-core asset sales. Production from continuing operations in the UK averaged 88,210 boe/d over the quarter, down 12% from the same period in 2007 and 13% from the fourth quarter 2007. Production decreased from 2007 primarily due to major planned annual maintenance shutdowns at Montrose/Arbroath, Buchan and Claymore, as well as an unplanned shutdown at Ross/Blake due to weather.

The reductions were partially offset by new production from Tweedsmuir and Enoch, which came onstream in the second quarter 2007 and from Duart and Blane, which came onstream in the third quarter of 2007.

First quarter unit operating costs of $29.01/boe were up 27% compared to the first quarter of 2007, due to planned shutdowns and disposal of the Brae assets. Unit operating costs are expected to decline significantly during the second half of 2008 as volumes increase, particularly at Tweedsmuir.

Tweedsmuir production increased over the fourth quarter of 2007 as the commissioning of Tweedsmuir progressed. Since the end of the first quarter, production rates of up to 30,000 boe/d have been achieved and full production is anticipated at the end of the second quarter.

Appraisal drilling was completed at Auk North in the quarter and planning for Auk North and Auk South development is continuing.

Appraisal drilling was completed on the Cayley discovery located in the Montrose/Arbroath area, west of the Montrose platform. The Company booked 21 mmboe of net probable reserves associated with the discovery at the end of 2007. Talisman has a 58.97% working interest in the field. Evaluation of development options and plans has started.

Scandinavia

Production in Scandinavia averaged 36,572 boe/d during the quarter, up 7% over the first quarter of 2007 and 7% from the previous quarter. Production from continuing operations averaged 34,429 boe/d, up 10% from the same period in 2007 and 8% from the fourth quarter of 2007. The production increase over 2007 was due to new production from Blane, which came onstream in the third quarter of 2007, plus good performance from successful development wells drilled at Gyda and Brage.

Unit operating costs remained relatively unchanged at $22.25/boe compared to 2007, as increases in production were matched by minor increases in costs.

Development of the Rev Field is continuing on schedule, with first production expected mid-2008. Construction at the Yme field redevelopment project continues and first oil is scheduled for the second half of 2009.

In late April, Talisman entered into an agreement to sell its interests in the Siri field in the Danish sector of the North Sea for US$83 million. Talisman's production from the Siri field for 2007 averaged approximately 2,600 boe/d.

Southeast Asia

In Southeast Asia, production averaged 89,262 boe/d, 5% lower than the same period last year and slightly above last quarter. Indonesian production averaged 52,888 boe/d, 15% higher than the same period last year, primarily due to increased West Java natural gas sales and 1% lower than the last quarter, primarily due to lower sales to Singapore. In Malaysia/Vietnam, production averaged 34,384 boe/d, lower than the same period last year mainly due to natural declines and 2% higher than the previous quarter when there was a planned production shutdown.

Production in Australia was 1,989 bbls/d, 74% lower than the same period last year primarily due to riser failures and natural declines and 23% higher than the last quarter with Corallina production being re-instated at restricted rates in March. Full production is expected in the fourth quarter.

In the PM-3 CAA Southern Fields, the Flash Gas Compressor on the Bunga Raya A platform has been fully commissioned and is currently adding 17 mmcf/d gross sales gas. In the Northern Fields, the Company expects to commence drilling gas wells in late April for the early gas startup currently scheduled to commence mid-2008. Four wells were drilled in the quarter, with results meeting or exceeding expectations in each case. In addition, facilities installation and pipe laying operations continued during the first quarter in preparation of first oil in the first quarter 2009.

In Indonesia, West Java gas take increased from 50 mmcf/d to an average of 80 mmcf/d gross sales gas. The Suban 10 and 11 wells flowed at a record combined rate of 311 mmcf/d gross sales gas in early February.

In Vietnam, the Song Doc development pre-drilling program was completed in early January with five production wells drilled and suspended. Installation of the jackets and topsides for the Song Doc-A platform were completed at the end of the first quarter. Phase 2 drilling operations will begin in late May with the tie back and completion of the five production wells and the drilling and completion of an additional three production and water injector wells and up to three appraisal wells. First oil is expected with the arrival of the FPSO towards the end of the third quarter of 2008.

The reserves assessment report for the Hai Su Trang development has been approved by the government of Vietnam as a precursor to development. An appraisal plan for the Hai Su Den discovery is being prepared for government approval.

The Hai Su Nau and Hai Su Bac exploration wells spud in the first quarter. The Hai Su Bac well has now reached target depth and encountered oil and gas, however the accumulation is believed to be small.

In Australia, the Kitan-1 exploration well was drilled and the new discovery flowed 6,100 bbls/d on drill stem test. A subsequent appraisal well was successfully drilled and subsequently suspended. This discovery is currently being evaluated for commercial development.

North Africa and South America

In North Africa, production averaged 16,342 boe/d, a 2% increase over the same period in 2007. Production in Algeria increased over 2007 due to the tie-in of new production and injection wells as part of the Greater MLN Phase 2 project. The Phase 2 expanded gas injection facilities are being commissioned.

In Trinidad and Tobago, production averaged 5,690 bbls/d, a 6% increase over the same period a year earlier, as increases from 2007 development drilling were partly offset by natural declines. Pre-development activities continue for the Angostura Phase 2 gas development project.

In Peru, preparations continue towards drilling an appraisal well at the Situche discovery, which is expected to spud at the end of 2008.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia and North Africa. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries: Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210   Phone: 403-237-1957 Fax: 403-237-1210
E-mail:tlm@talisman-energy.com   Email: tlm@talisman-energy.com

11-08

Earnings from Continuing Operations

Earnings from operations adjusts for significant one-time events as well as other non-operational impacts on earnings, such as the mark-to-market effect of changes in share prices on stock based compensation expense, unrealized mark-to-market gains and losses on commodity derivatives and changes to tax rates. This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

($ million, except per share amounts)

	Three months ended	
March 31,	**2008**	2007
Net income	**466**	520
Operating income from discontinued operations	**10**	38
Gain on disposition of discontinued operations	**(3)**	277
Net income from discontinued operations	**6**	315
Net income from continuing operations	**459**	205
Unrealized loss on commodity derivatives[1] (tax adjusted)	**51**	17
Unrealized loss on Canadian Oil Sands Trust units (tax adjusted)	**-**	10
Stock-based compensation [2] (tax adjusted)	**(7)**	29
Future tax charge (recovery) of unrealized foreign exchange gains (losses) on foreign denominated debt [3]	**(27)**	9
Earnings from continuing operations [4]	**476**	270
Per share [4]	**0.47**	0.26

1. Unrealized losses on commodity derivatives relate to the change in the period of the mark-to-market value of the Company's outstanding commodity derivatives.
2. Stock-based compensation expense relates to the mark-to-market value of the Company's outstanding stock options and cash units at March 31. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options or cash units exercise price.
3. Tax adjustments reflect future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
4. This is a non-GAAP measure. Please refer to the section in this press release entitled Non-GAAP Measures for further explanation and details.

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow and cash flow from continuing operations (which are non-GAAP measures of financial performance).

($ million)

	Three months ended	
March 31,	**2008**	2007
Cash provided by operating activities	**1,312**	1,089
Changes in non-cash working capital	**(80)**	(85)
Cash flow	**1,232**	1,004
Cash provided by discontinued operations	**(23)**	(31)
Cash flow from continuing operations	**1,209**	973

Forward-Looking Information

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- estimates of future sales, production, production growth and operations performance;
- business plans for drilling, exploration, development, redevelopment and estimated timing;
- business strategy, business strategy review and plans;
- estimated timing and results of new projects, including the timing of new production;
- expected movements in unit operating costs;
- expected dispositions and timing; and
- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Information regarding oil and gas reserves, business plans for drilling, exploration, development and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir-risk;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- the risk that adequate pipeline capacity to transport gas to market may not be available;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- the outcome and effects of any future acquisitions and dispositions;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- competitive actions of other companies, including increased competition from other oil and gas companies;
- changes in general economic and business conditions;
- the effect of acts of, or actions against, international terrorism;

- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- results of the Company's risk mitigation strategies, including insurance and any hedging activities; and
- the Company's ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Probable reserves, which Talisman discloses voluntarily, have been calculated using the definition of probable reserves set out by the society of Petroleum Engineers/World Petroleum Congress ('SPE/WPC'). Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's Annual Information Form.

In this press release, Talisman makes reference to probable reserves in the Montrose Arbroath area. At year end 2007, Talisman had 166 mmboe probable reserves in the UK. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation. The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this press release reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this press release.

Oil and Gas Information

Throughout this press release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this press release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. Talisman's Consolidated Financial Statements as at and for the year ended December 31, 2007, which were filed with Canadian and US securities authorities on March 7, 2008, contain information concerning differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Included in this press release are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share, cash flow from continuing operations, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman's reported results of cash flow, cash flow from continuing operations, earnings from continuing operations and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity.

Earnings from continuing operations is calculated by adjusting the Company's net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.

Net debt is calculated by adjusting the Company's long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The Company uses this information to assess its true debt position since cash could potentially be used to pay down long-term debt.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended March 31	
	2008	2007
Financial		
(millions of C$ unless otherwise stated)		
Cash flow (1)	**1,232**	1,004
Net income	**466**	520
Exploration and development expenditures	**1,013**	1,297
Per common share (C$)		
Cash flow (1)	**1.21**	0.96
Net income	**0.46**	0.49
Production		
(daily average)		
Oil and liquids (bbls/d)		
North America	**40,089**	47,270
UK	**84,013**	101,748
Scandinavia	**33,335**	31,912
Southeast Asia	**37,226**	49,549
Other	**21,962**	21,308
Synthetic oil	**-**	106
Total oil and liquids	**216,625**	251,893
Natural gas (mmcf/d)		
North America	**850**	923
UK	**35**	105
Scandinavia	**19**	14
Southeast Asia	**312**	267
Total natural gas	**1,216**	1,309
Total mboe/d (2)	**419**	470
Prices (3)		
Oil and liquids (C$/bbl)		
North America	**80.79**	53.55
UK	**97.33**	64.73
Scandinavia	**99.30**	64.64
Southeast Asia	**99.66**	77.10
Other	**102.48**	69.41
Total oil and liquids	**95.49**	65.46
Natural gas (C$/mcf)		
North America	**7.86**	7.66
UK	**8.52**	7.72
Scandinavia	**5.78**	4.44
Southeast Asia	**9.07**	6.29
Total natural gas	**8.16**	7.35
Total (C$/boe) (includes synthetic) (2)	**73.01**	55.52

(1) Cash flow and cash flow per share are non-GAAP measures.

(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

(3) Prices are before hedging.

Includes the results from continuing and discontinued operations.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

(millions of C$)	March 31 2008	December 31 2007
		(restated)
Assets		
Current		
Cash and cash equivalents	217	536
Accounts receivable	1,147	1,143
Inventories	208	107
Prepaid expenses	28	12
Assets of discontinued operations	393	358
	1,993	2,156
Other assets	159	171
Goodwill	1,501	1,406
Property, plant and equipment	18,655	17,710
Assets of discontinued operations	-	-
	20,315	19,287
Total assets	22,308	21,443
Liabilities		
Current		
Bank indebtedness	15	15
Accounts payable and accrued liabilities	2,079	1,889
Income and other taxes payable	479	388
Liabilities of discontinued operations	122	128
	2,695	2,420
Deferred credits	32	21
Asset retirement obligations	2,024	1,915
Other long-term obligations	179	140
Long-term debt	4,389	4,862
Future income taxes	4,339	4,122
Liabilities of discontinued operations	-	-
	10,963	11,060
Contingencies		
Shareholders' equity		
Common shares	2,437	2,437
Contributed surplus	64	64
Retained earnings	6,117	5,651
Accumulated other comprehensive income (loss)	32	(189)
	8,650	7,963
Total liabilities and shareholders' equity	22,308	21,443

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

Three months ended March 31
(millions of C$)

	2008	2007
		(restated)
Revenue		
Gross sales	**2,468**	2,146
Hedging gain/(loss)	**(10)**	46
Gross sales, net of hedging	**2,458**	2,192
Less royalties	**377**	340
Net sales	**2,081**	1,852
Other	**35**	30
Total revenue	**2,116**	1,882
Expenses		
Operating	**442**	479
Transportation	**43**	56
General and administrative	**64**	60
Depreciation, depletion and amortization	**532**	569
Dry hole	**70**	100
Exploration	**57**	70
Interest on long-term debt	**44**	46
Stock-based compensation	**(10)**	42
Loss on held-for-trading financial instruments	**68**	37
Other, net	**(13)**	(14)
Total expenses	**1,297**	1,445
Income from continuing operations before taxes	**819**	437
Taxes		
Current income tax	**266**	170
Future income tax (recovery)	**47**	(6)
Petroleum revenue tax	**47**	68
	360	232
Net income from continuing operations	**459**	205
Net income from discontinued operations	**7**	315
Net income	**466**	520
Per common share (C$)		
Net income from continuing operations	**0.45**	0.19
Diluted net income from continuing operations	**0.44**	0.19
Net income from discontinued operations	**0.01**	0.30
Diluted net income from discontinued operations	**0.01**	0.29
Net income	**0.46**	0.49
Diluted net income	**0.45**	0.48
Average number of common shares outstanding (millions) - basic	**1,019**	1,051
Average number of common shares outstanding (millions) - diluted	**1,036**	1,084

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

Three months ended March 31
(millions of C$)

	2008	2007
		(restated)
Operating		
Net income from continuing operations	**459**	205
Items not involving cash	**693**	698
Exploration	**57**	70
	1,209	973
Changes in non-cash working capital	**80**	85
Cash provided by continuing operations	**1,289**	1,058
Cash provided by discontinued operations	**23**	31
Cash provided by operating activities	**1,312**	1,089
Investing		
Corporate acquisitions, net of cash acquired	**-**	-
Capital expenditures		
Exploration, development and other	**(1,012)**	(1,267)
Property acquisitions	**(97)**	(4)
Proceeds of resource property dispositions	**-**	-
Proceeds from investment disposition	**-**	-
Changes in non-cash working capital	**98**	39
Discontinued operations, net of capital expenditures	**(10)**	188
Cash used in investing activities	**(1,021)**	(1,044)
Financing		
Long-term debt repaid	**(1,167)**	(576)
Long-term debt issued	**538**	956
Common shares purchased, net	**-**	(297)
Common share dividends	**-**	-
Deferred credits and other	**9**	(18)
Changes in non-cash working capital	**1**	-
Cash provided by (used in) financing activities	**(619)**	65
Effect of translation on foreign currency cash and cash equivalents	**9**	(1)
Net increase (decrease) in cash and cash equivalents	**(319)**	109
Cash and cash equivalents net of bank indebtedness, beginning of period	**521**	64
Cash and cash equivalents net of bank indebtedness, end of period	**202**	173
Cash and cash equivalents	**217**	195
Bank indebtedness	**15**	22
	202	173